# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yatsen Holding Limited, CIK 0001819580
CUSIP: 985194109
Title of class of securities: Class A ordinary shares, US$0.00001 par value per share
Address of issuer's principal executive offices: Floor 39, Poly Development Plaza, No.832 Yue Jiang Zhong Rd, Haizhu Dist., Guangzhou, China (F4), 510335
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001564590-21-005121
Filed by CIK 0001844267

## Reporting persons
- Slumdunk Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 650,765,914; shared voting power 0; sole dispositive power 650,765,914; shared dispositive power 0; aggregate amount beneficially owned 650,765,914 (35.5% of the class)
  Comment: The shares beneficially owned by Slumdunk Holding Limited represent (a) 45,722,880 Class A ordinary shares in the form of American depositary shares and 600,572,880 Class B ordinary shares directly held by Slumdunk Holding Limited, a British Virgin Islands company wholly-owned by Mr. Jinfeng Huang; and (b) 4,470,234 Class A ordinary shares directly held by Yellow Bee Limited, a British Virgin Islands company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis and are deemed to be converted into Class A ordinary shares for purposes of determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Person and calculating the corresponding ownership percentage of the Reporting Person. The voting power of the shares beneficially owned by Slumdunk Holding Limited represented 91.1% of the total voting power of the Issuer.
- Jinfeng Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 650,765,914; shared voting power 0; sole dispositive power 650,765,914; shared dispositive power 0; aggregate amount beneficially owned 650,765,914 (35.5% of the class)
  Comment: The shares beneficially owned by Jinfeng Huang represent (a) 45,722,880 Class A ordinary shares in the form of American depositary shares and 600,572,880 Class B ordinary shares directly held by Slumdunk Holding Limited, a British Virgin Islands company wholly-owned by Mr. Jinfeng Huang; and (b) 4,470,234 Class A ordinary shares directly held by Yellow Bee Limited, a British Virgin Islands company. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis and are deemed to be converted into Class A ordinary shares for purposes of determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Person and calculating the corresponding ownership percentage of the Reporting Person. The voting power of the shares beneficially owned by Jinfeng Huang represented 91.1% of the total voting power of the Issuer.

## Item 1. Issuer
Name of issuer: Yatsen Holding Limited
Address of issuer's principal executive offices: Floor 39, Poly Development Plaza, No.832 Yue Jiang Zhong Rd., Haizhu Dist. Guangzhou 510335, People's Republic of China

## Item 2. Person Filing
Name of person filing:
(i) Slumdunk Holding Limited
(ii) Jinfeng Huang
Address of principal business office or, if none, residence:
For Slumdunk Holding Limited
c/o Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

For Jinfeng Huang
c/o Floor 39, Poly Development Plaza, No.832 Yue Jiang Zhong Rd., Haizhu Dist. Guangzhou 510335, People's Republic of China
Citizenship:
Slumdunk Holding Limited - British Virgin Islands
Jinfeng Huang - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of each cover page. As of December 31, 2024, Jinfeng Huang beneficially owned 50,193,034 Class A ordinary shares and 600,572,880 Class B ordinary shares, consisting of (i) 4,470,234 Class A ordinary shares directly held by Yellow Bee Limited, and (ii) 45,722,880 Class A ordinary shares in the form of American depositary shares and 600,572,880 Class B ordinary shares directly held by Slumdunk Holding Limited. Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited.
Percent of class:
See Row (11) of each cover page. The percent of class for each Reporting Person is obtained by dividing (i) the total Class A ordinary shares beneficially owned by such Reporting Person as of December 31, 2024 on an as-converted basis, by (ii) the total Class A ordinary shares of the Issuer outstanding as of December 31, 2024, on an as-converted basis. Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) held by each Reporting Person are deemed to be converted for the purpose of (x) determining the aggregate amount of Class A ordinary shares beneficially owned by each Reporting Person and (y) calculating the percentages of the Class A ordinary shares beneficially owned by each Reporting Person.

As of December 31, 2024, the Issuer had a total of 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding. The CUSIP number 985194109 applies to the American depositary shares ("ADSs") of the Issuer, which are quoted on New York Stock Exchange under the symbol "YSG." Each ADS represents twenty Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP number has been assigned to ordinary shares of the Issuer.
Sole power to vote or to direct the vote: See Row (5) of each cover page. The percent of aggregate voting power for each Reporting Person is calculated by dividing (i) the total voting power represented by the Class A ordinary shares and Class B ordinary shares beneficially owned by such Reporting Person as of December 31, 2024, by (ii) the voting power represented by the total outstanding share capital of the Issuer as of December 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain persons holding minority stakes in Yellow Bee Limited may be deemed to have the right to receive dividend from, or the proceeds from the sale of the equity securities held of record by Yellow Bee Limited, and such interest relates to no more than 0.2% of outstanding Class A ordinary shares (calculated based on all outstanding Class B ordinary shares beneficially owned by the Reporting Persons being deemed to have been converted into the same amount of Class A ordinary shares).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 10, 2021 by the Reporting Persons with the Securities and Exchange Commission)

## Signatures
- Slumdunk Holding Limited: /s/ Jinfeng Huang, Director (02/14/2025)
- Jinfeng Huang: /s/ Jinfeng Huang, Jinfeng Huang (02/14/2025)